SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            --------------------------------------------------------


                                  Schedule TO/A

                      Tender Offer Statement under Section
               14(d)(1) or 13(e)(1) of the Securities Exchange Act
                                     of 1934

                       (Amendment No. 2 - Final Amendment)

                               Conning Corporation
            --------------------------------------------------------
                            (Name of Subject Company)


                               CC Merger Sub Inc.
                       Metropolitan Life Insurance Company
            --------------------------------------------------------
                       (Name of Filing Persons - Offeror)


                     Common Stock, Par Value $0.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)


                                   208215 10 3
            --------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Jane Weinberg, Esq.
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010
                            Telephone: (212) 578-2211
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications on Behalf of
                                 Filing Persons)


                                    Copy to:
                             Adam O. Emmerich, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1234
             -------------------------------------------------------

                            CALCULATION OF FILING FEE
     ---------------------------------------------------------------------


     =====================================================================
      TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
     ---------------------------------------------------------------------
      $95,425.962.50                                            $19,026
     =====================================================================

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 7,634,077 shares of common stock, par value $0.01 per share (the "Shares"), of Conning Corporation at a price per Share of $12.50 in cash. Such number of Shares represents the fully diluted number of Shares outstanding as of March 20, 2000, less the number of Shares already beneficially owned by Metropolitan Life Insurance Company.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $19,026.
Form or Registration No.:  Schedule TO.
Filing Party:  Metropolitan Life Insurance Company.
Date Filed:  March 20, 2000.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
|X| going-private transaction subject to Rule 13e-3.
|X| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|




                                Page 1 of 4 Pages
                           Exhibit Index is on Page 4

            This Amendment No. 2 (this "Amendment"), the final amendment, amends and supplements the Tender Offer Statement on Schedule TO filed by Metropolitan Life Insurance Company, a New York life insurance company ("MetLife"), and CC Merger Sub Inc., a Missouri corporation and a wholly owned subsidiary of MetLife ("Purchaser"), on March 20, 2000, as amended by Amendment No. 1 filed by MetLife and Purchaser on April 10, 2000 (as amended, the "Schedule TO"), relating to the offer (the "Offer") by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Conning Corporation, a Missouri corporation ("Conning"), at a purchase price of $12.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase (as amended by Amendment No. 1, the "Offer to Purchase") and in the related letter of transmittal. Capitalized terms used but defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

            This Amendment also amends and supplements the Statement on Schedule 13D with respect to Conning filed by MetLife and Purchaser with the Securities and Exchange Commission on March 10, 2000.

ITEMS 1 THROUGH 9 AND 11 AND 13.

            Items 1 through 9 and 11 and 13 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

            The Offer expired at midnight, New York City time, on Monday, April 17, 2000. Pursuant to the Offer, based upon a report from the Depositary for the Offer, the Purchaser accepted for payment 5,084,917 Shares. This number, together with the Shares that MetLife already beneficially owns, represents approximately 96% of the outstanding Shares. On April 18, 2000, MetLife issued a press release announcing the closing of the tender offer and that it expects to complete the merger of Purchaser into Conning shortly.

            The full text of MetLife's April 18, 2000 press release is attached as Exhibit (a)(11) hereto and incorporated herein by reference.

ITEM 12.

            Item 12 of the Schedule TO is hereby amended by adding thereto the following:

            (a)(11)  Text of press release issued by MetLife on April 18, 2000.




                               Page 2 of 4 Pages

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2000

                                    CC MERGER SUB INC.


                                    By   /s/ Gary A. Beller
                                        -------------------------------------
                                        Name:   Gary A. Beller
                                        Title:  President and
                                                Chairman of the Board



                                    METROPOLITAN LIFE INSURANCE COMPANY


                                    By   /s/ Gary A. Beller
                                        -------------------------------------
                                        Name:   Gary A. Beller
                                        Title:  Senior Executive Vice-President
                                                and General Counsel




                               Page 3 of 4 Pages

                                  EXHIBIT INDEX


(a)(11)  Text of press release issued by MetLife on April 18, 2000.









                               Page 4 of 4 Pages